August 21, 2019

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:    Cousins Properties Incorporated
Form 10-K For the Fiscal Year Ended December 31, 2018
Filed February 6, 2019
Form 10-Q For the Quarterly Period Ended March 31, 2019
Filed May 9, 2019
File No. 001-11312

Ladies/Gentlemen:

The following information is in response to the comments of the Staff of the Securities and Exchange Commission (“SEC”) set forth in the letter dated August 7, 2019.

Form 10-Q For the Quarterly Period Ended March 31, 2019

3. Transactions with Norfolk Southern Railway Company, page 10

Comment: We note that all contracts and transactions associated with Norfolk Southern Railway ("NS") have been combined for accounting purposes and represent a single performance obligation. Please elaborate and tell us the facts and circumstances related to your transaction and reference the specific authoritative accounting literature relied upon, that supports your accounting treatment. Your response should specifically explain your basis for inclusion of the sale of land and acquisition of building within the combined transaction and recognition of the excess of the fair value of 1200 Peachtree as part of the gross transaction price versus treatment of 1200 Peachtree as an asset acquisition with purchase price allocated based on relative fair value.

Response:

Facts and Circumstances of the Transaction

As described in the Cousins Properties Incorporated’s (“Cousins,” the “Company,” “we,” or “our”) Form 10-Q for the Quarterly Period ended March 31, 2019, we entered into a series of separate legal agreements with Norfolk Southern Railway Company (“NS”) on March 1, 2019 related to the single commercial objective of managing the site selection, development and construction of a corporate headquarters for NS in Atlanta. All of the agreements were negotiated and executed simultaneously to achieve a single commercial objective and certain of the agreements stipulated that they were contingent upon the execution of other agreements. Below is a description of the agreements and transactions executed with NS that are collectively referred to below as the “Contracts”:

•
Land Agreement – We sold 3.1 acres of land at 3rd and Ponce in Atlanta to NS for $52.5 million. Our carrying value of the land, acquired from unrelated third parties in the fourth quarter of 2018 and first quarter of 2019, inclusive of capitalized site preparation work, was $47.5 million. This site is the location of NS’s new corporate headquarters building.

•
Building Purchase and Lease Agreement – We purchased 1200 Peachtree from NS for $82 million and entered into a three-year lease (at market rates) with NS for the entire building. NS will continue to occupy 1200 Peachtree while its new corporate headquarters building is being constructed, and will vacate 1200 Peachtree upon completion of its new corporate headquarters building but has the right to extend the lease if delivery of the new headquarters is delayed.

•
Development Agreement – We entered into a Development Agreement with NS which requires that we provide certain development services to NS related to the development of its new corporate headquarters building. Total cash consideration payable to us over the period covered by the Development Agreement is $5 million.

•
Consulting Agreement – We entered into a Consulting Agreement with NS which provided that we provide certain consulting services to NS related to the development of its new corporate headquarters building. Total cash consideration payable to us over the period covered by the Consulting Agreement is $32 million.

The Contracts memorialize the economic arrangement that was negotiated over several months for Cousins to receive approximately $52 million in total consideration. All of the Contracts were negotiated and executed simultaneously and the consideration to be paid in each contract depended on the consideration in the other contracts.

Accounting Analysis

We analyzed the Contracts in accordance with ASC 606, ASC 610-20, ASC 842, and other applicable accounting guidance. In particular, we addressed the combining of the contracts, the identification of components and performance obligations and the inclusion of non-cash consideration in the transaction price, as follows:

Combining of the Contracts

As noted above, there are multiple legal agreements associated with our arrangement with NS. Given the multiple agreements associated with the overall arrangement, we evaluated whether each agreement should be considered independently or if all the agreements together should be considered a single arrangement for accounting purposes.

ASC 606 provides guidance that is applicable to our situation and states in paragraph 606-10-25-9 the following:

An entity shall combine two or more contracts entered into at or near the same time with the same customer (or related parties of the customer) and account for the contracts as a single contract if one or more of the following criteria are met:

a)	The contracts are negotiated as a package with a single commercial objective.

b)	The amount of consideration to be paid in one contract depends on the price or performance of the other contract.

c)
The goods or services promised in the contracts (or some goods or services promised in each of the contracts) are a single performance obligation in accordance with paragraphs 606-10-25-14 through 25-22.

As the overall transaction includes a lease component, we further considered ASC 842, Leases, and the guidance on combining contracts under ASC 842-10-25-19, which states the following:

An entity shall combine two or more contracts, at least one of which is or contains a lease, entered into at or near the same time with the same counterparty (or related parties) and consider the contracts as a single transaction if any of the following criteria are met:

a.	The contracts are negotiated as a package with the same commercial objective(s).

b.	The amount of consideration to be paid in one contract depends on the price or performance of the other contract.

c.	The rights to use underlying assets conveyed in the contracts (or some of the rights of use conveyed in the contracts) are a single lease component in accordance with paragraph 842-10-15-28.

In evaluating whether the Contracts should be combined, we observed the consistency in ASC 606 and ASC 842 guidance. Specifically, both paragraphs include two requirements for contract combinations in their first sentences: (1) “at or near the same time” and (2) “with the same counterparty”. As described in the Facts and Circumstances of the Transaction section above, all of the Contracts executed in connection with the transaction were negotiated and executed simultaneously (on March 1, 2019), with the same counterparty (NS), and certain of the Contracts stipulated that they were contingent upon the execution of other Contracts thereby supporting the criterion (a) in both 606-10-25-9 and 842-10-25-19. Additionally, criterion (b) in both ASC 606-10-25-9 and ASC 842-10-25-19 is met as the Contracts would not have been executed individually. While the amount of consideration in each Contract does not contractually depend of the others, they would not have otherwise been entered into independently; and therefore, we believe that the consideration to be paid under each Contract depends on the performance of the other and that there is price independency whereby the economics of our arrangements with NS would not be properly reflected in our consolidated financial statements if we accounted for each Contract individually. As a result, we concluded that the Contracts should be considered a single arrangement for accounting purposes under ASC 606 and ASC 842.

Components and Performance Obligations under the Contracts

Given the fact that there are multiple elements and deliverables under the Contracts, we specifically evaluated the accounting for the various components under ASC 842, ASC 610-10 and ASC 606.

We first considered the guidance in ASC 842 and identified a lease component, NS’s three-year lease of 1200 Peachtree. Because we determined that the lease was at market (based on a purchase price allocation prepared by a third party), we allocated no additional consideration to the lease component using the relative selling price method. Next, we considered whether the non-lease components to provide goods and services to NS were within the scope of ASC 606 and determined that, consistent with our historical policy, the sale of land is not in the scope of ASC 606 because it constitutes the sale of a nonfinancial asset that is not part of the entity’s ordinary activities. As such, we determined that it is within the scope of ASC 610-20. Applicable guidance from ASC 606 as well as ASC 610-20 in evaluating the derecognition of the land component is as follows [emphasis added]:

606-10-15-3--An entity shall apply the guidance in this Topic to a contract (other than a contract listed in paragraph 606-10-15-2) only if the counterparty to the contract is a customer. A customer is a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration. A counterparty to the contract would not be a customer if, for example, the counterparty has contracted with the entity to participate in an activity or process in which the parties to the contract share in the risks and benefits that result from the activity or process (such as developing an asset in a collaboration arrangement) rather than to obtain the output of the entity’s ordinary activities.

606-10-15-4--A contract with a customer may be partially within the scope of this Topic and partially within the scope of other Topics listed in paragraph 606-10-15-2.

a)
If the other Topics specify how to separate and/or initially measure one or more parts of the contract, then an entity shall first apply the separation and/or measurement guidance in those Topics. An entity shall exclude from the transaction price the amount of the part (or parts) of the contract that are initially measured in accordance with other Topics and shall apply paragraphs 606-10-32-28 through 32-41 to allocate the amount of the transaction price that remains (if any) to each performance obligation within the scope of this Topic and to any other parts of the contract identified by paragraph 606-10-15-4(b).

b)
If the other Topics do not specify how to separate and/or initially measure one or more parts of the contract, then the entity shall apply the guidance in this Topic to separate and/or initially measure the part (or parts) of the contract.

610-20-32-2--When an entity meets the criteria to derecognize a distinct nonfinancial asset or a distinct in substance nonfinancial asset, it shall recognize a gain or loss for the difference between the amount of consideration measured and allocated to that distinct asset in accordance with paragraphs 610-20-32-3 through 32-6 and the carrying amount of the distinct asset. The amount of consideration promised in a contract that is included in the calculation of a gain or loss includes both the transaction price and the carrying amount of liabilities assumed or relieved by a counterparty.

610-20-32-3--To determine the transaction price, an entity shall apply the following paragraphs in Topic 606 on revenue from contracts with customers:

a)	Paragraphs 606-10-32-2 through 32-27 on determining the transaction price, including all of the following:

1)	Estimating variable consideration

2)	Constraining estimates of variable consideration

3)	The existence of a significant financing component

4)	Noncash consideration

5)	Consideration payable to a customer.

b)	Paragraphs 606-10-32-42 through 32-45 on accounting for changes in the transaction price.

610-20-32-6--An entity shall allocate the consideration calculated in accordance with the guidance in paragraphs 610-20-32-2 through 32-5 to each distinct nonfinancial asset or in substance nonfinancial asset by applying the guidance in paragraphs 606-10-32-28 through 32-41.

In accordance with the guidance above, we identified a distinct nonfinancial asset (land) and recognized no gain or loss on March 1, 2019, the date we sold, and therefore lost control of, the land as we concluded that the fair value of the land and, therefore the allocated consideration in the arrangement (using the relative selling price method), equaled our carrying amount of the land. We concluded the fair value of the land sold (i.e., the price for which we would have sold the land on a standalone basis) was $47.5 million because there was not a significant change in value during the period between the date the land was acquired and the date the land was sold (less than 6 months). The $5 million difference between the $52.5 million contractual selling price and $47.5 million allocated to the land component formed part of our transaction price that was allocated to the ASC 606 services component described below.

Having identified a lease component and a nonfinancial asset sale, we considered the guidance in ASC 606 to evaluate the remaining services promised to NS under the Contracts to determine the performance obligations related to these remaining services.

Within the Contracts with NS, there are numerous deliverables (both explicit and implied) outside of the lease component and land sale that range from site selection services to schedule planning to assisting NS with engaging architects to providing design services to land entitlement/acquisition to assisting NS with engaging contractors for construction services to warranty services to providing accounting and reporting services. Applicable guidance from ASC 606 in evaluating the number of performance obligations associated with this arrangement is as follows:

606-10-25-14--At contract inception, an entity shall assess the goods or services promised in a contract with a customer and shall identify as a performance obligation each promise to transfer to the customer either:

a)	A good or service (or a bundle of goods or services) that is distinct.

b)	A series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer (see paragraph 606-10-25-15).

606-10-25-19--A good or service that is promised to a customer is distinct if both of the following criteria are met:

a)
The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).

b)
The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).

606-10-25-21--In assessing whether an entity’s promises to transfer goods or services to the customer are separately identifiable in accordance with paragraph 606-10-25-19(b), the objective is to determine whether the nature of the promise, within the context of the contract, is to transfer each of those goods or services individually or, instead, to transfer a combined item or items to which the promised goods or services are inputs. Factors that indicate that two or more promises to transfer goods or services to a customer are not separately identifiable include, but are not limited to, the following:

a)
The entity provides a significant service of integrating goods or services with other goods or services promised in the contract into a bundle of goods or services that represent the combined output or outputs for which the customer has contracted. In other words, the entity is using the goods or services as inputs to produce or deliver the combined output or outputs specified by the customer. A combined output or outputs might include more than one phase, element, or unit.

b)	One or more of the goods or services significantly modifies or customizes, or are significantly modified or customized by, one or more of the other goods or services promised in the contract.

c)
The goods or services are highly interdependent or highly interrelated. In other words, each of the goods or services is significantly affected by one or more of the other goods or services in the contract. For example, in some cases, two or more goods or services are significantly affected by each other because the entity would not be able to fulfill its promise by transferring each of the goods or services independently.

606-10-25-22--If a promised good or service is not distinct, an entity shall combine that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the entity accounting for all the goods or services promised in a contract as a single performance obligation.

606-10-25-16--A contract with a customer generally explicitly states the goods or services that an entity promises to transfer to a customer. However, the promised goods or services identified in a contract with a customer may not be limited to the goods or services that are explicitly stated in that contract. This is because a contract with a customer also may include promises that are implied by an entity’s customary business practices, published policies, or specific statements if, at the time of entering into the contract, those promises create a reasonable expectation of the customer that the entity will transfer a good or service to the customer.

The standard provides an illustrative example that is both applicable and relevant to the facts in our analysis (ASC 606-10-55-137 to 140):

An entity, a contractor, enters into a contract to build a hospital for a customer. The entity is responsible for the overall management of the project and identifies various promised goods and services, including engineering, site clearance, foundation, procurement, construction of the structure, piping and wiring, installation of equipment, and finishing. The promised goods and services are capable of being distinct in accordance with paragraph 606-10- 25-19(a). That is, the customer can benefit from the goods and services either on their own or together with other readily available resources. This is evidenced by the fact that the entity, or competitors of the entity, regularly sells many of these goods and services separately to other customers. In addition, the customer could generate economic benefit from the individual goods and services by using, consuming, selling, or holding those goods or services. However, the promises to transfer the goods and services are not separately identifiable in accordance with paragraph 606-10-25-19(b) (on the basis of the factors in paragraph 606-10-25-21). This is evidenced by the fact that the entity provides a significant service of integrating the goods and services (the inputs) into the hospital (the combined output) for which the customer has contracted. Because both criteria in paragraph 606-10-25-19 are not met, the goods and services are not distinct. The entity accounts for all of the goods and services in the contract as a single performance obligation.

Given the nature of the services being provided under the Contracts, we believe that all the services relate to the single commercial objective of managing the site selection, development and construction of a corporate headquarters for NS are highly interdependent consistent with the fact pattern set forth above in ASC 606-10-55-137 to 140. Accordingly, in our judgment, the services are not distinct pursuant to the requirements of ASC 606-10-25-19 and 21. Furthermore, we believe that no individual or series of promised goods or services met the requirements to be accounted for as a separate performance obligation and that the services (both explicit and implied) under the Contracts should be combined into one performance obligation.

Inclusion of Noncash Consideration in Transaction Price

In negotiations, NS and Cousins agreed that Cousins would purchase 1200 Peachtree at a discount to market value and that discount was an element of the overall transaction value. Said another way, the discount on the purchase of 1200 Peachtree influenced the contractual pricing of the other promises in the Contracts. To quantify this discount, we obtained an appraisal prepared by a third party that valued 1200 Peachtree at $92.3 million, $10.3 million above the $82 million we paid for 1200 Peachtree and consistent with the amount estimated in negotiations. Therefore, we considered this discount to be noncash consideration related to the services being delivered in the arrangement. We considered the guidance in ASC 606-10-32-3 when evaluating whether this noncash consideration should be used in the determination of the transaction price. The guidance in ASC 606-10-32-3 requires, in part (emphasis added):

The nature, timing, and amount of consideration promised by a customer affect the estimate of the transaction price. When determining the transaction price, an entity shall consider the effects of all of the following:

a)	Variable consideration (see paragraphs 606-10-32-5 through 32-10 and 606-10-32-14).

b)	Constraining estimates of variable consideration (see paragraphs 606-10-32-11 through 32-13)

c)	The existence of a significant financing component in the contract (see paragraphs 606-10-32-15 through 32-20).

d)	Noncash consideration (see paragraphs 606-10-32-21 through 32-24).

e)	Consideration payable to a customer (see paragraphs 606-10-32-25 through 32-27).

In accordance with the aforementioned guidance, we further considered ASC 606-10-32-21, 32-22 and 32-24 which indicate:

32-21 To determine the transaction price for contracts in which a customer promises consideration in a form other than cash, an entity shall measure the estimated fair value of the noncash consideration at contract inception (that is, the date at which the criteria in paragraph 606-10-25-1 are met).

32-22 If an entity cannot reasonably estimate the fair value of the noncash consideration, the entity shall measure the consideration indirectly by reference to the standalone selling price of the goods or services promised to the customer (or class of customer) in exchange for the consideration.

32-24 If a customer contributes goods or services (for example, materials, equipment, or labor) to facilitate an entity’s fulfillment of the contract, the entity shall assess whether it obtains control of those contributed goods or services. If so, the entity shall account for the contributed goods or services as noncash consideration received from the customer.

We also considered the core principle of ASC 606 as outlined within ASC 606-10-05-3 which indicates, in part, that:

[…] an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

As the Contracts also contain a sale and leaseback component, we further considered guidance within ASC 842-40, which indicates:

30-1 An entity shall determine whether a sale and leaseback transaction is at fair value on the basis of the difference between either of the following, whichever is more readily determinable:

a. The sale price of the asset and the fair value of the asset
b. The present value of the lease payments and the present value of market rental payments.

30-2 If the sale and leaseback transaction is not at fair value, the entity shall adjust the sale price of the asset on the same basis the entity used to determine that the transaction was not at fair value in accordance with paragraph 842-40-30-1. The entity shall account for both of the following:

a. Any increase to the sale price of the asset as a prepayment of rent
b. Any reduction of the sale price of the asset as additional financing provided by the buyer-lessor to the seller-lessee. The seller-lessee and the buyer-lessor shall account for the additional financing in accordance with other Topics.

25-4 If the transfer of the asset is a sale in accordance with paragraphs 842-40-25-1 through 25-3, both of the following apply:

[…]
b. The buyer-lessor shall account for the purchase in accordance with other Topics and for the lease in accordance with Subtopic 842-30.

While the guidance cited above is generally from the perspective of a seller-lessee, we would expect there to be consistency in the accounting between the seller-lessee and the buyer-lessor, whereby the seller-lessee would conclude the transaction price for the sale is the fair value of $92.3 million, consistent with our analysis as buyer-lessor.

We further considered paragraphs BC361 of the Background Information and Basis for Conclusion of ASU 2016-02, which states the following, in part (emphasis added):

The lease payments and the sales price in a sale and leaseback transaction are interdependent because they are negotiated as a package (for example, as part of the same contract or in two or more contracts that will be combined in accordance with the contract combinations guidance in paragraph 842-10-25-19). That is, the sales price might be more than the fair value of the asset because the leaseback lease payments are above a market rate; conversely, the sales price might be less than the fair value because the leaseback lease payments are below a market rate. That could result in the misstatement of both gains and losses on disposal of the asset for the seller-lessee and the carrying amount of the asset for the buyer-lessor, as well as result in misleading lease expense (for the seller-lessee) or lease income (for the buyer-lessor) related to the leaseback. Consequently, the Board decided that an entity should adjust the sale (purchase) price of the asset if the sale and leaseback occurs at other than a market rate…

While we ultimately concluded that the transaction price for the purchase of 1200 Peachtree should be recorded at fair value of $92.3 million in accordance with ASC 606 and ASC 842, we also considered guidance that would govern the purchase of an asset.

ASC 360, Property, Plant and Equipment (“ASC 360”) indicates within ASC 360-10-30-1 that property, plant, and equipment should be recorded at historical cost at initial measurement:

Paragraph 835-20-05-1 states that the historical cost of acquiring an asset includes the costs necessarily incurred to bring it to the condition and location necessary for its intended use.

In addition, ASC 360-30-30-7 states, “See paragraphs 845-10-30-1 through 30-10 for guidance related to assets acquired in a nonmonetary exchange.” Therefore, ASC 360 explicitly requires an evaluation of nonmonetary transactions and points to ASC 845, Nonmonetary Transactions, that would be applicable to an exchange which also includes monetary consideration. ASC 845-10-30-1 indicates the following as a basic principle (emphasis added):

In general, the accounting for nonmonetary transactions should be based on the fair values of the assets (or services) involved, which is the same basis as that used in monetary transactions. Thus, the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss shall be recognized on the exchange. The fair value of the asset received shall be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered. Similarly, a nonmonetary asset received in a nonreciprocal transfer shall be recorded at the fair value of the asset received. A transfer of a nonmonetary asset to a stockholder or to another entity in a nonreciprocal transfer shall be recorded at the fair value of the asset transferred and a gain or loss shall be recognized on the disposition of the asset.

We note that generally the acquisition of an asset is recorded at historical cost. Complexities arise in instances where “cost” includes a form (or forms) of nonmonetary consideration. Specifically, the guidance in ASC 845 provides that exchanges involving non-monetary consideration should be recorded at fair value. The sale-leaseback guidance noted above aligns with the accounting model of ASC 845 on non-monetary exchanges, whereby the exchange should be recorded at fair value which would include both monetary and non-monetary consideration. Therefore, the non-monetary consideration should form part of the cost basis in the 1200 Peachtree such that it is recorded at fair value of $92.3 million. This is consistent with the guidance in ASC 842 that requires that when a sale leaseback is not at fair value (and the price paid for the asset is lower than the fair value of the asset), an entity (the seller/lessee or buyer/lessor) shall increase the sales price of an asset subject to a lease back to fair value.

As a result, we concluded that 1200 Peachtree should be recorded at fair value of $92.3 million with the discount or non-cash consideration of $10.3 million allocated to the services component of the arrangement and included in the transaction price pursuant to ASC 606 due to the price interdependency of the Contracts.

Summary

To summarize, under the Contracts, we have (1) a lease component (NS’s three-year lease of 1200 Peachtree) accounted for under ASC 842, (2) the sale of a nonfinancial asset (land) recognized on a net basis accounted for under ASC 610-20, and (3) a development and consulting component with a single performance obligation accounted for under ASC 606. In addition, the $10.3 million difference between the fair value of 1200 Peachtree and the amount paid was allocated to the services component. When this amount is combined with the $5 million to be received under the Development Agreement, the $32 million to be received under the Consulting Agreement and the $5 million allocated from the Land Agreement, the total consideration for the services component, which is accounted for under ASC 606, is $52.3 million. Amounts allocated to the services component will be recognized as revenue as such services are provided to NS.

Based on the staff’s comment, we have observed certain enhancements and clarifications that we will make to our disclosures to more clearly convey these conclusions, including consideration of the sale of the land being accounted for under ASC 610-20. We propose to amend these disclosures beginning in our Form 10-Q for the Quarterly Period Ended September 30, 2019.

*****

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC. We acknowledge that staff comments or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to the filings. We acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at 404-407-1116 with further questions concerning this letter.

Sincerely,

/s/ Gregg D. Adzema

Gregg D. Adzema
Executive Vice President and Chief Financial Officer